UNITED STATES DISTRICT COURT
DISTRICT OF DELAWARE

SHIVA STEIN, Plaintiff, v. SUPPORT.COM, INC, JOSHUA E. SCHECHTER, LANCE ROSENZWEIG, RICK BLOOM, and BRADLEY L. RADOFF, Defendants.	Civil Action No. __________ **COMPLAINT FOR VIOLATIONS OF SECTIONS 14(a) AND 20(a) OF THE SECURITIES EXCHANGE ACT OF 1934** **JURY TRIAL DEMANDED**

Shiva Stein ("Plaintiff"), by and through her attorneys, alleges the following upon information and belief, including investigation of counsel and review of publicly-available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

1. This is an action brought by Plaintiff against Support.com, Inc. ("Support.com" or the "Company") and the members of Support.com's board of directors (the "Board" or the "Individual Defendants" and collectively with the Company, the "Defendants") for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9 and 17 C.F.R. § 244.100, in connection with the proposed merger between Support.com and Greenidge Generation Holdings Inc. and its affiliates ("Greenidge").

2. Defendants have violated the above-referenced sections of the Exchange Act by causing a materially incomplete and misleading Registration Statement on Form S-4 (the "Registration Statement") to be filed on May 4, 2021 with the United States Securities and Exchange Commission ("SEC") and disseminated to the Company's stockholders. The

Registration Statement recommends that the Company's stockholders vote in favor of a proposed transaction whereby GGH Merger Sub, Inc., a wholly-owned subsidiary of Greenidge, will merge with and into Support.com with Support.com surviving as a wholly-owned subsidiary of Greenidge (the "Proposed Transaction"). Pursuant to the terms of the definitive agreement and plan of merger the companies entered into (the "Merger Agreement"), each Support.com stockholder will receive approximately 0.124 shares of Class A common stock of Greenidge for each Support.com share owned (the "Merger Consideration").

3. As discussed below, Defendants have asked Support.com's stockholders to support the Proposed Transaction based upon the materially incomplete and misleading representations and information contained in the Registration Statement, in violation of Sections 14(a) and 20(a) of the Exchange Act. Specifically, the Registration Statement contains materially incomplete and misleading information concerning the analyses performed by the Company's financial advisor, BTIG, LLC ("BTIG") in support of its fairness opinion.

4. It is imperative that the material information that has been omitted from the Registration Statement is disclosed to the Company's stockholders prior to the forthcoming stockholder vote so that they can properly exercise their corporate suffrage rights.

5. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Support.com's stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants' violations of the Exchange Act.

JURISDICTION AND VENUE

6. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9.

7. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because Support.com is incorporated and headquartered in this District.

PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of Support.com stock and has held such stock since prior to the wrongs complained of herein.

10. Individual Defendant Joshua E. Schechter has served as a member of the Board since June 2016 and is the Chairman of the Board.

11. Individual Defendant Lance Rosenzweig has served as a member of the Board, President and Chief Executive Officer since August 2020.

12. Individual Defendant Rick Bloom has served as a member of the Board since June 2016.

13. Individual Defendant Bradley L. Radoff has served as a member of the Board since June 2016.

14. Defendant Support.com a Delaware corporation and maintains its principal offices in Wilmington, Delaware with an administrative office in Sunnyvale, California. The Company's stock trades on the NASDAQ Stock Exchange under the symbol "SPRT."

15. The defendants identified in paragraphs 10-13 are collectively referred to as the "Individual Defendants" or the "Board."

16. The defendants identified in paragraphs 10-14 are collectively referred to as the "Defendants."

SUBSTANTIVE ALLEGATIONS

A. The Proposed Transaction

17. Support.com provides customer and technical support solutions through home-based employees primarily in the United States. The Company offers outsourced customer support and cloud-based technology platforms to clients in verticals, such as media and communication, healthcare, retail, and technology with omnichannel programs that include voice, chat, and self-service; technical support programs to enterprise clients; and subscription-based tech support service direct-to-consumers and small businesses that helps users solve a range of technology problems with computers, smartphones, and other connected devices, including device setup, troubleshooting, connectivity or interoperability problems, and malware and virus removal, as well as wireless network set-up, and automation system onboarding and support services. It also provides SUPERAntiSpyware software, a malware protection and removal software product; Guided Paths, which contains step-by-step self-support guides, with decision points to help customers resolve problems; and service delivery management tools for technology support services, includes Support.com cloud-based software capabilities and other contact center applications, such as customer relationship management, ticketing, ordering, methods of payment, and telephony, which are integrated into applications for its contact center specialists. The

Company provides its services through partners, as well as its website at www.support.com. Support.com was incorporated in 1997 and is headquartered in Wilmington, Delaware.

18. On March 22, 2021, the Company and Greenidge jointly announced the Proposed Transaction:

> DRESDEN, New York & LOS ANGELES--(BUSINESS WIRE)-- Greenidge Generation Holdings Inc. ("Greenidge" or the "Company"), a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York, today announced it expects to become a Nasdaq listed company through a merger with Support.com (Nasdaq: SPRT). The companies have signed a definitive agreement to merge in a stock-for-stock transaction, subject to Support.com shareholder approval and other customary closing conditions. Upon closing of the proposed transaction, Support.com will become a wholly-owned subsidiary of Greenidge, which is expected to be listed on Nasdaq. Greenidge's environmentally-sound 106 MW natural gas plant currently powers 19 MW of mining capacity, which is expected to more than double to 41 MW by the end of Q2 2021 and reach 85 MW by the end of 2022. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation and plans to replicate its vertically integrated mining model at other power sites and expects to achieve at least 500 MW of mining capacity by 2025. Support.com remains a leader in customer and technical support solutions delivered by home-based employees.
>
> Greenidge's integrated business model delivers significant competitive advantages compared to bitcoin mining peers. Greenidge owns its power generation assets and operates its own mining equipment, unlike most other bitcoin miners. This allows Greenidge to operate without relying on highly variable third-party power purchase and hosting agreements that are subject to renegotiation or other cost volatility. The Company also boasts low fixed costs shared between its power generation and bitcoin mining operations. In addition, Greenidge's Upstate New York location provides access to some of the lowest-cost natural gas in North America, resulting in an average mining power cost of approximately \$22/MWh. For the twelve months ended February 28, 2021, Greenidge mined 1,186 bitcoins at a net variable cost of approximately \$2,869 per bitcoin. Greenidge is expected to be the

only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation.

"This merger is an important next step for Greenidge as we build upon our existing, integrated and proven platform for bitcoin mining and generation of lower carbon affordable power," said Greenidge's CEO Jeff Kirt. "The transaction is a validation of our transformational journey, our proprietary relationships and our industry expertise. It will allow for public market growth capital to propel Greenidge as we look to replicate the business model, which we have successfully executed in Upstate New York, in other locations. With our proven track record and investment both from funds sponsored and managed by Atlas Holdings LLC and major institutional investors, Greenidge is uniquely positioned to capitalize on future growth opportunities."

"We are extremely pleased to have reached this agreement to merge with Greenidge," said Lance Rosenzweig, President and Chief Executive Officer of Support.com. "This transaction will build upon Greenidge's successful business by providing them with additional cash funding and a public currency to fund their growth plans, as well as important new capabilities including customer interface, security software, and privacy expertise. As Greenidge looks to scale and seize new opportunities for growth, we are their ideal partner. In addition, the transaction represents a significant value proposition for our shareholders by providing them with enhanced liquidity and the opportunity to participate in the growth of what we believe will be a successful competitor in the rapidly evolving domestic bitcoin mining space."

Additional Transaction Details

Upon completion of the merger, stockholders and optionholders of Support.com will collectively own approximately 8% of Greenidge's outstanding Class A common stock. The Merger Agreement specifies that approximately 5% of Greenidge common stock will be paid to Support.com shareholders in consideration for the Support.com operating and other assets, and approximately 3% will be paid in consideration for the estimated $33 million of cash expected to be on Support.com's balance sheet at Closing using a formula set forth in the merger agreement. Based on Support.com's closing share price on March 19, 2020, Support.com stockholders would receive approximately 0.124 shares of Class A common stock of Greenidge for each share of Support.com.

Greenidge's Class A common stock will have the right to one vote per share in any matters on which Greenidge shareholders are entitled to vote generally. Existing Greenidge shareholders will continue to own Class B common stock with ten votes per share in any matters on which Greenidge shareholders are entitled to vote generally. Shares of Class B common stock will automatically convert to Class A common stock as a result of certain events including, but not limited to, any sale of such shares of Class B common stock or upon the fifth anniversary of registration of the Class A common stock.

Greenidge will benefit from the additional cash on the balance sheet of Support.com at the Closing which is currently expected to be at least $33 million. The merger is conditioned upon Support.com having at least $28 million in cash on its balance sheet at closing. The Pro forma combined company is currently expected to have combined net cash of at least $70 million.

As a condition to Greenidge's entry into the merger agreement, 210 Capital, LLC acquired approximately 3.9 million shares of Support.com in a private placement. In addition, in connection with the merger agreement, 210 Capital LLC and certain other Support.com shareholders, who together with 210 Capital LLC hold approximately 30% of the outstanding voting stock of Support.com, entered into an agreement with Greenidge to vote such stock in favor of the merger. Following the private placement, Support.com has approximately 23.6 million shares outstanding.

The parties expect that the merger will be completed in Q3 2021.

Management and Board of Directors

Upon completion of the merger, Greenidge's CEO Jeff Kirt will lead the combined company as CEO. Support.com's CEO, Lance Rosenzweig, will remain in his position as CEO of the existing Support.com business, which will continue to operate in the ordinary course as a wholly-owned subsidiary of Greenidge. Dale Irwin, CEO of Greenidge Generation LLC, will continue to run the Company's power plant and mining operations in Upstate New York. There will be no changes to Greenidge's Board of Directors resulting from the transaction.

Greenidge is majority owned by private investment funds managed by Atlas FRM LLC d/b/a Atlas Holdings LLC ("Atlas"), a private equity firm with more than $3 billion of assets under management

> and prior experience with sponsored vehicles owning interests in and operating more than 1,000 MW of power generation assets in the US. Atlas is a proven business builder in all types of industrial settings. Atlas' leadership is a critical component of the Company's growth story.
>
> **Advisors**
>
> Winston & Strawn LLP is serving as legal advisor for Greenidge while B. Riley Securities, Inc. is serving as exclusive financial advisor to the Company. Pillsbury Winthrop Shaw Pittman LLP is serving as legal advisor for Support.com, and BTIG is serving as its financial advisor.

* * *

19. The Board has unanimously agreed to the Proposed Transaction. It is therefore imperative that Support.com's stockholders are provided with the material information that has been omitted from the Registration Statement, so that they can meaningfully assess whether or not the Proposed Transaction is in their best interests prior to the forthcoming stockholder vote.

B. <u>The Materially Incomplete and Misleading Registration Statement</u>

20. On May 4, 2021, Support.com and Greenidge jointly filed the Registration Statement with the SEC in connection with the Proposed Transaction. The Registration Statement was furnished to the Company's stockholders and solicits the stockholders to vote in favor of the Proposed Transaction. The Individual Defendants were obligated to carefully review the Registration Statement before it was filed with the SEC and disseminated to the Company's stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Registration Statement misrepresents and/or omits material information that is necessary for the Company's stockholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction, in violation of Sections 14(a) and 20(a) of the Exchange Act.

Omissions and/or Material Misrepresentations Concerning Financial Projections

21. The Registration Statement fails to provide material information concerning financial projections prepared by management and relied upon by BTIG in its analyses. The Registration Statement discloses management-prepared financial projections for the Company which are materially misleading. The Registration Statement indicates that in connection with the rendering of its fairness opinion, the management prepared certain non-public financial forecasts (the "Company Projections" and "Greenidge Projections") and provided them to the Board and BTIG with forming a view about the stand-alone and pro forma valuations. Accordingly, the Registration Statement should have, but fails to provide, certain information in the projections that managements provided to the Board and its financial advisor. Courts have uniformly stated that "projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management's inside view of the company's prospects." *In re Netsmart Techs., Inc. S'holders Litig.*, 924 A.2d 171, 201-203 (Del. Ch. 2007).

22. For the Company Projections and the Greenidge Projections, the Registration Statement provides values for non-GAAP (Generally Accepted Accounting Principles) financial metrics for fiscal years 2021 through 2026: EBITDA, and Unlevered Free Cash Flows as calculated by each of the Company's and Greenidge's financial advisors, but fails to provide line items used to calculate these metrics and/or a reconciliation of these non-GAAP metrics to their most comparable GAAP measures, in direct violation of Regulation G and consequently Section 14(a).

23. When a company discloses non-GAAP financial measures in a registration statement that were relied on by a board of directors to recommend that stockholders exercise their

corporate suffrage rights in a particular manner, the company must, pursuant to SEC regulatory mandates, also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

24. The SEC has noted that:

> companies should be aware that this measure does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used. Companies should also avoid inappropriate or potentially misleading inferences about its usefulness. For example, "free cash flow" should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure.

25. Thus, to cure the Registration Statement and the materially misleading nature of the forecasts under SEC Rule 14a-9 as a result of the omitted information in the Registration Statement, Defendants must provide a reconciliation table of the non-GAAP measure to the most comparable GAAP measure to make the non-GAAP metrics included in the Registration Statement not misleading.

Omissions and/or Material Misrepresentations Concerning Financial Analyses

26. With respect to BTIG's *Discounted Cash Flow Analysis* for Support.com, the Registration Statement fails to disclose: (i) the terminal values of Support.com in the year 2026; (ii) the inputs and assumptions for utilizing the range of terminal multiples of 3.0x to 7.0x on 2021

to 2026 EBITDA; (iii) the inputs and assumptions underlying the discount rates ranging from 9.1% to 17.1%; and (iv) the inputs for the calculation of the weighted average cost of capital.

27. With respect to BTIG's *Discounted Cash Flow Analysis* for Greenidge, the Registration Statement fails to disclose: (i) the terminal values of Greenidge in the year 2026; (ii) the inputs and assumptions for utilizing the range of terminal multiples of 15.0x to 25.0x on 2021 to 2026 EBITDA; (iii) the inputs and assumptions underlying the discount rates ranging from 7.8% to 15.8%; and (iv) the inputs for the calculation of the weighted average cost of capital.

28. With respect to BTIG's engagement as Support.com's financial advisor, the Registration Statement fails to disclose whether BTIG provided any financial advisory or investment services for Support.com or Greenidge in the two years preceding the fairness opinion, and if so, the compensation received by BTIG for those services.

29. In sum, the omission of the above-referenced information renders statements in the Registration Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the special stockholder meeting to vote on the Proposed Transaction, Plaintiff will be unable to make a fully-informed decision regarding whether to vote in favor of the Proposed Transaction, and she is thus threatened with irreparable harm, warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

On Behalf of Plaintiff Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 and 17 C.F.R. § 244.100

30. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

31. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that proxy communications with stockholders shall not contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

32. Defendants have issued the Registration Statement with the intention of soliciting stockholder support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Registration Statement and the use of their name in the Registration Statement, which fails to provide critical information regarding, among other things, the financial projections that were prepared by the Company and relied upon by the Board in recommending the Company's stockholders vote in favor of the Proposed Transaction.

33. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to stockholders although they could have done so without extraordinary effort.

34. Defendants were, at the very least, negligent in preparing and reviewing the Registration Statement. The preparation of a Registration Statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. Defendants were negligent in choosing to omit material information from the Registration Statement or failing to notice the material omissions in the Registration Statement

upon reviewing it, which they were required to do carefully. Indeed, Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and the preparation and review of strategic alternatives.

35. The misrepresentations and omissions in the Registration Statement are material to Plaintiff, who will be deprived of her right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

COUNT II

On Behalf of Plaintiff Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act

36. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

37. The Individual Defendants acted as controlling persons of Support.com within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of Support.com, and participation in and/or awareness of the Company's operations and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of Support.com, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

38. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading

prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

39. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of Support.com, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The Registration Statement at issue contains the unanimous recommendation of the Board to approve the Proposed Transaction. The Individual Defendants were thus directly involved in the making of the Registration Statement.

40. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

41. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

42. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants' conduct, Plaintiff will be irreparably harmed.

43. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants' actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in her favor and against the Defendants jointly and severally, as follows:

A. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Registration Statement;

B. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff rescissory damages;

C. Directing the Defendants to account to Plaintiff for all damages suffered as a result of their wrongdoing;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and expert fees and expenses; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: May 5, 2021

RIGRODSKY LAW P.A.

By: */s/ Gina M. Serra*
Seth D. Rigrodsky (#3147)
Gina M. Serra (#5387)
Herbert W. Mondros (#3308)
300 Delaware Avenue, Suite 210
Wilmington, DE 19801
Telephone: (302) 295-5310
Facsimile: (302) 654-7530
Email: sdr@rl-legal.com
Email: gms@rl-legal.com
Email: hwm@rl-legal.com

Attorneys for Plaintiff

OF COUNSEL:

MELWANI & CHAN LLP
Gloria Kui Melwani
1180 Avenue of the Americas, 8th Fl.
New York, NY 10036
Telephone: (212) 382-4620
Email: gloria@melwanichan.com